SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3		OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Stadium Capital Partners, L.P.	2. Date of Event Requiring Statement (Month/Day/Year) December 14, 2001 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Summa Industries (SUMX)
(Last) (First) (Middle) 430 Cowper Street, Suite 200	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XXX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Palo Alto, CA 94301		7. Individual or Joint/Group Filing (Check Applicable Line) XXXForm filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	304,156	D

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: xDirect (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A Preferred Stock	12/14/01	12/14/06	Common Stock	538,000	None	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: STADIUM CAPITAL PARTNERS, L.P.

By: Stadium Capital Management, LLC

General Partner

By: Bradley R. Kent, Manager December 20, 2001

**Signature of Reporting Person Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.